FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2009

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

The
Royal Bank of Scotland Group plc signs share sale agreement with MCB Bank Limited

12 August 2009

The Royal Bank of Scotland Group plc (RBSG) has reached agreement in principle for the sale of its 99.37% holding in The Royal Bank of Scotland Limited (RBS Pakistan) to MCB Bank Limited (MCB) for a total consideration of PKR 7,200M
or
US$ 87M. This equates to PKR 4.2 per ordinary share. RBS Pakistan has
1,717,981,391
 ordinary shares listed on the
Karachi
 stock exchange.

The transaction is subject to necessary Regulatory approvals and is expected to complete in Q4 2009.

Contacts:

Investors
Richard O'Connor

Head of Investor Relations

+44 (0)207 672 1758

+44 7909 873681

Media

Fiona MacRae

Group Media Centre

+44 131 523 5659
+44 7785 320137

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  12 August, 2009

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat